CANADIAN OIL SANDS TRUST

02028759

April 26, 2002

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
20549 U.S.A.

SEC MAIL PROCESSING RECEIVED APR 30 2002 WASH. D.C. 151 SECTION

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, we enclose the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

- Press Release regarding the Interim Financial Statements for the first quarter of 2002

If you have any questions, please contact Rachel Desroches at (403) 290-2522.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Very truly yours,

CANADIAN OIL SANDS INVESTMENTS INC.

Trudy M.

TRUDY M. CURRAN
Corporate Secretary &
General Counsel

dlw 5/2

Encls.

:rd


first quarter report March 31, 2002

CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust Announces First Quarter Results and Updates Stage Three Capital Cost Estimates

Calgary, Alberta (April 25, 2002) – Canadian Oil Sands Trust announced today a first quarter distribution of $0.50 per Trust unit, maintaining its level of distribution from the previous quarter. The distribution represents 44 per cent of cash flow from operations, with retained cash flow being used to fund Syncrude's Stage 3 expansion.

"Despite lower oil prices during this quarter, cash flow per unit outpaced last year's comparable quarter due to lower operating and royalty costs, hedging gains and lower gas prices," said Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands Trust.

Stage 3 Expansion

Recent work by Syncrude now indicates that the capital cost of its Stage 3 expansion will increase from its originally approved level of $4.1 billion to between $4.7 and $5.1 billion. This range, rather than a discrete estimate, primarily reflects the uncertainty in selecting field construction cost assumptions. The joint venture participants, including Canadian Oil Sands, have endorsed this new estimate range and Syncrude has agreed to work diligently to complete the project at the low end of this range. To be prudent, however, the Trust's management will maintain financial capacity sufficient to fund Stage 3 at the higher end of the range.

"Cost overruns have troubled the oil sands sector in recent years, and unfortunately, Syncrude will not fully escape this trend," said Marcel Coutu. "Syncrude should fare much better, however, by applying the lessons from its own past project successes and what has been learned by the industry. For example, overall engineering will be 80 per cent complete and each individual work package will be 100 per cent complete with all materials on site before field construction begins to optimize construction productivity, which has been a major industry challenge."

The Stage 3 expansion, which was approved and initiated by the joint venture participants in 2001, is expected to be completed by the first quarter of 2005, adding productive capacity of 110,000 barrels per day while raising Syncrude's product quality to a new benchmark blend called SSB1. This new product will be more attractive to refiners due to lower sulphur and higher diesel cetane and jet fuel smoke point levels, and should further improve price netbacks for Syncrude Sweet Blend, which already sells at a premium to other synthetic blends.

First Quarter Results

First quarter cash flow from operations in 2002 was $64.1 million, or $1.13 per unit, compared to $63.0 million, or $1.11 per unit, in the first quarter of 2001. Net income was $50.0 million, or $0.88 per unit, in 2002 compared to $37.2 million, or $0.66 per unit, in 2001. Distributable income for the first quarter of 2002 was $28.5 million, or $0.50 per unit, compared to $42.6

million, or $0.75 per unit, in the same quarter of 2001. Current results were adversely impacted primarily by a 20.6 per cent lower crude oil price and a 5.1 per cent decrease in production, offset by decreases in operating costs and crown royalty expenses quarter-over-quarter. Capital spending totalled $60.6 million for the three month period ended March 31, 2002 compared to $25.6 million during the same period a year ago, largely reflecting expenditures related to the Stage 3 expansion.

Unit Distributions

A quarterly distribution of $0.50 per unit will be paid on May 31, 2002 to unitholders of record on May 6, 2002. The income tax status of this distribution will be determined subsequent to the December 2002 year-end and will be reported to unitholders prior to the end of February 2003. The income tax liability of each unitholder will depend on the unitholder's specific circumstances, and accordingly, each unitholder should obtain independent advice regarding their specific income tax consequences.

Premium Distribution Reinvestment and Optional Cash Payment Plan

Canadian Oil Sands Trust implemented a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") in January 2002. The DRIP provides unitholders with the option of reinvesting their distributions to receive new units at 95 per cent of the average market price, or the unique alternative of receiving an extra two per cent of the originally declared distribution.

Despite a relatively short election period, the DRIP has been well received by unitholders with participation reaching 21.5 per cent for the Trust's distribution paid on February 28, 2002. Elections to receive units instead of cash comprised 9.3 per cent of this amount, while the 102 per cent premium cash distribution option made up the other 12.2 per cent. This strong level of participation already has surpassed all other trust unitholder programs. In the last quarter, the plan added $6.1 million of new equity to the balance sheet of Canadian Oil Sands, which will help fund the Stage 3 expansion. As awareness of the DRIP grows, we expect that unitholder participation will increase and further help the Trust fund its share of Syncrude's Stage 3 expansion.

Eligible unitholders who wish to participate in the DRIP for the quarterly distribution payable on May 31 must file their election form with Computershare Trust Company of Canada at the number or address noted on the enrolment forms on or before May 3, 2002. The complete text of the plan, frequently asked questions and answers and enrolment forms are available on the Trust's website or by calling investor relations.

Syncrude Operations

Syncrude's production in the first quarter of 2002 totalled 20.6 million barrels at an average operating cost of $17.56 per barrel compared to 21.3 million barrels at $20.08 per barrel in the same quarter of 2001. The decline in production was due to a maintenance outage of the hydrogen plant, a shortfall in bitumen processing and SO_2 limitations. The production rates by the end of March were near capacity and should continue at these rates until the scheduled May turnaround for one of Syncrude's two cokers. Individual cokers are taken down for maintenance about once every two years. Such maintenance requires approximately four weeks, after which we expect Syncrude to return to normal operating levels.

Realized Selling Prices

The Trust's realized crude oil price averaged $34.18 per barrel in the first quarter, a decrease of 20.6 per cent from $43.04 per barrel in the same period of 2001. Crude oil prices bottomed in mid January at US$17.97 per barrel West Texas Intermediate (WTI) and rebounded sharply in March. During the first quarter of 2002, the WTI oil price benchmark averaged US$21.64 per barrel, compared to US$28.67 in the first quarter of 2001. The Trust's currency and commodity hedges increased revenue in the quarter by $5.7 million, or $1.27 per barrel, compared to a loss of $10.6 million, or $2.25 per barrel, in the first quarter of 2001. For the balance of 2002, the Trust has 16,000 barrels per day hedged at US$24.97 per barrel, representing approximately 30 per cent of production.

Outlook

Crude oil prices have risen significantly during the first quarter of 2002, supported by a rapidly recovering North American economy and the heightened risk of Middle East supply disruptions. Although natural gas prices also have risen, the Trust has mitigated this cost by hedging approximately 60 per cent of its gas requirements from April 1, 2002 to March 30, 2003 at $3.63 per thousand cubic feet.

As noted earlier, the capital cost of the Stage 3 expansion is expected to increase between 15 per cent and 25 per cent over the 2003/2004 period. While the Aurora mine expansion remains close to budget, the upgrader expansion cost estimate is higher due to greater engineering design requirements and larger material needs such as computer control systems, equipment, machinery and piping. The largest increase, however, is an increase in construction cost requirements, which represents about $250 million, or 40 per cent of the total estimated increase.

During its normal course of operations, Syncrude also undertakes other capital projects to sustain its production level and to improve its operating costs and bottom line profit. The largest components of this "Sustaining" capital relate to the replacement of mobile equipment such as trucks, shovels and the refurbishment of pipeline, steam and power generation equipment and environmental mitigation. Syncrude also plans to invest approximately $500 million between 2002 and 2005 for auxiliary mining trains at Aurora and the North Mine to replace the production from the Mildred Lake Base Mine, which will be depleted by 2006. The Base Mine has been in operation since 1978, and as it is mined out, Syncrude plans to retire the last of its dragline and bucketwheel operations and replace them with the more economic truck and shovel technology.

The following table provides guidance as to the profile of Syncrude's capital programs until the end of the Stage 3 expansion project. The longer term plans for Stages 4 and 5 to eventually raise Syncrude daily production to over 500,000 barrels remain intact, however, no accurate capital cost estimates will be available until the more detailed engineering is undertaken following Stage 3.

Syncrude Capital Projections
($ Millions)

	2001	2002	2003	2004	Total
Stage 3	488	1,460	1,700	1,082	4,730
Sustaining	306	200	221	226	953
Base Mine Replacement	-	15	158	258	431
Return on Investment Projects	32	75	57	61	225
Total	826	1,750	2,136	1,627	6,339

The Trust communicated its 2002 budget in its third quarter report on October 23, 2001 and will continue to provide quarterly updates as it did on January 22, 2002. For the current forecast, the Trust is reducing its production assumption from 86 to 85 million barrels for 2002. This translates into average production for the Trust of 50,600 barrels per day with no material change to operating costs of $325 million, or $17.50 per barrel. The forecast WTI oil price has been reset to the Trust's original budget level of US$22.00 per barrel, and the natural gas estimate has been increased to $4.50 per thousand cubic feet at AECO from the earlier estimate of $3.50 to reflect higher spot prices. Despite the increase in anticipated capital expenditures, the Trust has maintained strong financial liquidity as a result of rising commodity prices and an effective distribution reinvestment plan.

The Trust has developed and launched a new website, which now includes a guidance document, to help communicate key performance criteria. The website address is www.cos-trust.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CANADIAN OIL SANDS TRUST
Highlights

(thousands of dollars, except per Trust Unit amounts)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
Net Income	$ 50,033	$ 37,175
Per Trust Unit	$ 0.88	$ 0.66
Funds From Operations	$ 64,138	$ 62,972
Per Trust Unit	$ 1.13	$ 1.11
Distributable Income	$ 28,474	$ 42,563
Per Trust Unit	$ 0.50	$ 0.75
Daily Average Sales (bbls)		
Syncrude Sweet Blend	49,441	52,112
Average Selling Price per barrel		
Before hedging	$ 34.18	$ 43.04
Oil price hedging	1.71	(0.90)
Currency hedging (on a cash basis)	(0.44)	(1.35)
	$ 35.45	$ 40.79
West Texas Intermediate ($US)	$ 21.64	$ 28.67

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three month period ended March 31, 2002 and March 31, 2001 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

In the first quarter of 2002, Canadian Oil Sands' revenues totalled $158.4 million, representing a 17.3 per cent decline from $191.4 million recorded in the same quarter of 2001. The reduction was largely attributable to a 13.1 per cent decrease in the realized crude oil price, after the impact of hedging, combined with a 5.1 per cent decrease in sales volume. The sales volume of 49,441 barrels per day was down from 52,112 barrels per day in the corresponding period of 2001 as production decreased due to a maintenance shutdown of the hydrogen plant, a shortfall in bitumen processing and SO_2 limitations. Realized prices averaged $34.18 per barrel, down 20.6 per cent from an average of $43.04 per barrel over the first quarter of 2001. The Trust's revenues include its crude oil and currency hedging as discussed in Corporate Activities.

Although Canadian Oil Sands' operating costs of $77.4 million, or $17.40 per barrel, were higher than budget, they declined 18.4 per cent over $94.9 million, or $20.23 per barrel, incurred during the first quarter of 2001. Decreased maintenance costs, combined with lower costs for purchased natural gas, contributed to this improvement. Crown royalty expense of $1.5 million in

the first quarter of 2002 reflected the minimum royalty rate and the increase in capital spending, and compares favourably to the $27.9 million incurred in 2001. The shift from the transitional royalty to the generic oil sands royalty regime, effective January 1, 2002, had no impact as the minimum one per cent of gross revenue would have applied in either case.

Administration expenses of $2.1 million were incurred in the first quarter of 2002 compared with $2.9 million in 2001, a 26.5 per cent decrease. Included in administration expenses are premiums paid for business interruption insurance designed to protect the Trust's cash flow from a potential property loss. Cost of this coverage was $1.0 million in the first quarter of 2002 and $0.2 million in 2001.

A change in Canadian accounting standards on foreign currency translation became effective January 1, 2002. The change in accounting policy resulted in an increase of $0.5 million in net income for the first quarter of 2002. A retroactive adjustment to prior years resulted in a $36.9 million reduction of December 31, 2001 retained earnings, which included a $10.8 million reduction in net income for the three months ended March 31, 2001. This change in accounting policy is more fully described in Note 1 to the consolidated financial statements.

For the period ended March 31, 2002, cash flow from operations of $64.1 million, or $1.13 per unit, increased slightly from $63.0 million, or $1.11 per unit, reported in 2001. Distributable income was $28.5 million, or $0.50 per unit, down 33.1 per cent from $42.6 million, or $0.75 per unit, and capital spending totalled $60.6 million compared with $25.6 million in 2001.

Cash flow in 2002 was used to fund ongoing operations, unit distributions, and to partially fund the capital expenditure program. The cash balance, including cash and cash equivalents, decreased to $347.1 million compared with $357.3 million at year-end 2001.

The Trust's net debt increased to $279.6 million at March 31, 2002 from $269.0 million at December 31, 2001 as a result of the increase in capital spending offset by the equity issued through the distribution reinvestment plan. The Trust's financial capacity is supplemented by committed bank facilities of $490 million, from which there were no outstanding drawings at March 31, 2002.

Corporate Activities

Risk Management: As of March 31, 2002, the crude oil price risk management contracts were as follows:

Canadian Oil Sands Trust	To the end of		
Commodity Hedging Activities	31-Dec 2002	31-Dec 2003	31-Dec 2004
Barrels per day of crude oil (fixed price)	15,000	15,000	8,000
Barrels per day of crude oil (collars / options)	1,000	1,000	-
Average Fixed Price ($US)	$ 24.91	$ 23.04	$ 22.03
Floor price ($US)	$ 25.75	$ 24.00	$ -

During the first quarter of 2002, crude oil price hedging contributed $7.6 million to Canadian Oil Sands' revenues with 1.4 million barrels settled at an average rate of US$21.67 per barrel.

For the period April 2002 to March 2003, Canadian Oil Sands has entered into a forward purchase of 19 million cubic feet per day of natural gas at an average AECO price of $3.63 per thousand cubic feet, representing 60 per cent of its share of Syncrude's consumption. Any gains or losses on the hedge will impact the Trust's operating expenses for the period.

Canadian Oil Sands has the following currency hedges in place as of March 31, 2002:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2002	31-Dec 2003	31-Dec 2004	31-Dec 2005	30-June 2006
U.S. Dollar Value Hedged *($ millions)*	$ 63.0	$ 68.0	$ 72.0	$ 80.0	$ 40.0
Average U.S. Dollar Exchange Rate	$ 0.666	$ 0.658	$ 0.658	$ 0.658	$ 0.658

Canadian Oil Sands has sold an option to increase the amount hedged for the period January 1, 2003 to December 31, 2007 by $5.0 million per quarter at US$0.692.

During the first quarter of 2002, currency exchange hedging settlements reduced Canadian Oil Sands' cash flow by $2.0 million. A total of US$21 million was settled at an average quarterly exchange rate of US$0.63 per Canadian dollar. Accounting for settlement of currency exchange contracts defers the recognition of a $1.1 million gain in the first quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $12.5 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

Canadian Oil Sands' current forecast for the year includes a WTI price of US$22.00, a U.S./Canadian currency exchange rate of US$0.63 for 2002 and Syncrude production of 85 million barrels. The following table provides an estimate of the sensitivity of the Trust's cash flow for 2002:

Canadian Oil Sands Trust
2002 Sensitivity Analysis

Change in Cash Flow	**Sensitivity**	**$ Millions**	**$ Per Unit**
Operating costs	Cdn$1.00/bbl	18.5	0.32
Crude Oil (WTI)	US$1.00/bbl	17.9	0.31
Syncrude's production	1 million bbl	7.8	0.14
Foreign exchange	US$0.01/Cdn$	7.1	0.12
Natural gas (AECO)	Cdn$0.50/mcf	2.1	0.04

Unit Trading Activity

The market price of Canadian Oil Sands' units performed well during the quarter, reaching a high of $44.85 per Trust unit and settling to $44.15 on March 31, 2002, up from $38.50 at December 31, 2001. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2002	March 2002	February 2002	January 2002
Unit price				
High	$44.85	$44.85	$41.34	$40.00
Low	$36.00	$40.25	$36.00	$36.00
Close	$44.15	$44.15	$40.80	$37.00
Volume traded (000's)	11,504	3,149	1,619	6,736
Weighted average number of units outstanding (000's)	56,839	56,947	56,785	56,779

Advisory - Certain information regarding the Trust set forth above, including Management's assessment of the Trust's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with development, production, marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, anticipated increases in capital expenditures relating to the Stage 3 development, continued participation levels regarding the DRIP, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)
(in thousands)

	March 31 2002	December 31 2001
ASSETS		
Current assets:		
Cash and short-term investments	$ 347,075	$ 357,313
Accounts receivable	68,328	60,754
Inventories	29,198	26,191
Prepaid expenses	3,220	3,927
	447,821	448,185
Capital assets, net	1,167,294	1,119,462
Other Assets		
Reclamation trust	10,856	10,319
Deferred financing charges, net	11,229	11,413
	22,085	21,732
	$ 1,637,200	$ 1,589,379
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 117,032	$ 98,249
Unit distribution payable	28,474	28,390
Current portion of other liabilities	3,105	3,105
	148,611	129,744
Other liabilities	19,086	19,086
Long-term debt	626,702	626,348
Future reclamation and site restoration costs	30,134	30,290
Deferred currency hedging gains	12,535	11,446
Preferred shares	4,400	4,400
	841,468	821,314
Unitholders' equity		
56,947 Trust Units (56,779 in 2001)	795,732	768,065
	$ 1,637,200	$ 1,589,379

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
(in thousands, except per unit amounts)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
Revenues:		
Syncrude Sweet Blend	$ 156,669	$ 190,126
Other income	1,710	1,323
	158,379	191,449
Expenses:		
Operating	77,431	94,891
Crown Royalties	1,518	27,943
Administration	2,118	2,880
Interest	12,319	4,278
Depletion, depreciation and amortization	13,550	14,408
Foreign exchange	723	9,302
Large Corporations Tax and other	604	445
Dividends on preferred shares of subsidiaries	83	127
	108,346	154,274
Net income for the period	$ 50,033	$ 37,175
Unitholders' equity, beginning of period		
As previously reported	$ 804,951	$ 845,647
Prior period adjustment (note 1)	(36,886)	(13,844)
As restated	768,065	831,803
Net income for the period	50,033	37,175
Issue of Trust Units	6,108	-
Unitholder distributions	(28,474)	(42,563)
Unitholders' equity, end of period	$ 795,732	$ 826,415
Net income per Trust Unit	$ 0.88	$ 0.66
Distributable income per Trust Unit	$ 0.50	$ 0.75

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(in thousands)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
Cash provided by (used in):		
Operating activities		
Net income	$ 50,033	$ 37,175
Items not requiring outlay of cash	14,105	25,797
Funds from operations	64,138	62,972
Site restoration costs	(918)	(241)
Net change in deferred items	1,074	952
Change in non-cash working capital	28,736	16,408
	93,030	80,091
Financing activities		
Unitholder distributions	(28,474)	(42,563)
Issuance of 168 Trust Units	6,108	-
Change in non-cash working capital	84	(7,903)
	(22,282)	(50,466)
Investing activities		
Capital expenditures	(60,622)	(25,615)
Reclamation trust	(537)	(891)
Change in non-cash working capital	(19,827)	(1,889)
	(80,986)	(28,395)
Increase (decrease) in cash	(10,238)	1,230
Cash at beginning of period	357,313	102,791
Cash at end of period	$ 347,075	$ 104,021
Supplemental Information		
Large Corporations Tax and other taxes paid	$ 400	$ 455
Interest Charges Paid	$ 16,622	$ 187

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENT OF TRUST ROYALTY AND DISTRIBUTABLE INCOME

(unaudited)

(in thousands, except per unit amounts)

	Three Months Ended March 31	
	2002	**2001**
Revenues *	$ 159,084	$ 194,055
Operating expenses	(77,431)	(94,891)
Crown royalties	(1,518)	(27,943)
Administration expenses	(1,462)	(2,620)
Interest expense	(12,216)	(4,157)
Large Corporations Tax and other	(604)	(445)
	65,853	63,999
Capital expenditures	(60,622)	(25,615)
Utilization of expansion financing	25,634	-
Site restoration costs	(918)	(241)
Mining reclamation trust	(537)	(938)
Interest expense payable to Trust	(614)	(763)
Reserve - future production costs	-	5,539
Base for Trust Royalty	$ 28,796	$ 41,981
Trust Royalty at 99%	$ 28,508	$ 41,561
Interest earned on Trust's short term investments	15	561
Interest income on promissory note from AOSII	614	763
Administration expenses of Trust	(663)	(322)
Distributable income	$ 28,474	$ 42,563
Distributable income per Trust Unit	$ 0.50	$ 0.75

* Includes cash settlements of $1,089 for the quarter (2001 - $1,072) in respect of currency exchange contracts that have been deferred for accounting purposes.

Canadian Oil Sands Trust

Selected Notes to the Financial Statements
Three Months ended March 31, 2002
(unaudited)

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2001.

Note 1. Change in Accounting Policy

Effective January 1, 2002, Canadian Oil Sands Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for foreign currency exchange gains and losses. Under the new recommendations, unrealized exchange gains and losses related to foreign currency denominated monetary assets and liabilities are to be recognized in income immediately. Prior to the adoption of these recommendations, the unrealized exchange gains and losses were deferred and amortized over the life of the asset or liability.

The recommendations have been adopted retroactively, with restatement of prior years' balances. The impact on the comparative balances was a decrease to other assets of $24.7 million, a decrease to net income of $10.8 million, and a decrease to opening retained earnings of $13.8 million. For the first quarter of 2002, opening retained earnings were decreased by $36.9 million.

Note 2. Unitholders' Equity

On January 23, 2002, the Trust announced that it received regulatory approval in Canada, for a "Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). Eligible unitholders can elect to participate in the DRIP for the quarterly distributions payable subject to enrolment and certain other conditions. The Plan allows eligible unitholders to direct their distributions to the purchase of additional units at 95 per cent of the average market price as defined in the DRIP. The DRIP also provides an alternative whereby eligible unitholders may elect under the premium distribution component to have their distributions invested in new units and exchanged through the Plan broker for a premium distribution equal up to 102 per cent of the amount that the other Unitholders would otherwise have received on the distribution date. For the distribution payable on February 28, 2002, 168,352 Trust Units were issued for proceeds of $6.1 million related to this Plan.

The following table summarizes Trust Units that have been issued for cash proceeds:

Date	Issue Price	Number of Trust Units	Net Proceeds
Balance, beginning of period		56,779	$ 675,738
February 28, 2002	$ 36.28	168	$ 6,108
Balance, end of period		56,947	$ 681,846

Note 3. Financial instruments

Unrecognized gains (losses) on risk management activities:

	March 31 2002
Crude oil	$ (16,923)
Natural gas	9,528
Foreign currency	(41,112)
Interest rates	10,329
	$ (38,178)

Note 4. Reclassification

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2002.

Canadian Oil Sands Investments Inc.
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Investor relations:
(403) 290-3329
investor_relations@cos-trust.com

Web site: www.cos-trust.com